Exhibit 99.1

AURORA PLATINUM EXPLORATION INC.
formerly AURORA METALS (BVI) LIMITED

NEWS RELEASE 07-2008	June 10, 2008

Trading Symbol:
CUSIP No.: 05205P106	OTC BB: AUPXF

NEWS RELEASE

AURORA PLATINUM EXPLORATION INC. AND NEVORO INC. ANNOUNCE CLOSING OF PLAN OF ARRANGEMENT

Vancouver, British Columbia, Canada – June 10, 2008 - (OTC BB: “AUPXF”) Aurora Platinum Exploration Inc., formerly Aurora Metals (BVI) Limited, (“Aurora”) and Nevoro Inc. (“Nevoro”) announced today that the previously announced statutory plan of arrangement (the “Arrangement”) involving Aurora, its shareholders, Nevoro and Nevoro Platinum Inc. (“Subco”) (a wholly-owned subsidiary of Nevoro) was completed today.

Under the plan of arrangement, each Aurora common share has been cancelled and the holders thereof will be entitled to receive, for each such Aurora common share, one common share in the capital of Nevoro Inc. As part of the Arrangement, Aurora and Subco have merged and will continue as one corporation with the same effect as if they were amalgamated under the Business Corporations Act (British Columbia). As a result of the Arrangement the merged company is now a wholly-owned subsidiary of Nevoro. The shares in Aurora will be de-listed from and no longer trade on the OTC BB. Former Aurora shareholders should refer to Aurora’s information circular dated May 6, 2008, which is available on EDGAR at www.sec.gov for information regarding receipt of their shares in Nevoro in exchange for their shares in Aurora or contact Equity Transfer & Trust Company, Investor Inquiries: Tel: (416) 361-0930 Ext: 238.

ON BEHALF OF THE BOARD

“Cameron Richardson”

Cameron Richardson
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans,"  "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected  activities  and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; our ability to acquire properties on commercially viable terms; challenges to our title to our properties; operating or technical difficulties in connection with our exploration and development activities; currency fluctuations; fluctuating market prices for precious and base medals; the speculative nature of precious and base medals exploration and development activities; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this press release are qualified by these cautionary statements.  Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330.  The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S.  Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.